EXHIBIT 99.1

CUSIP# 678046 10 3
NYSE Amex: BQI

NEWS RELEASE

DATE:  September 14, 2011

Oilsands Quest files form 10-Q quarterly report; receives non-compliance notification from NYSE; works on possible Wallace Creek sale

Calgary, Alberta – Oilsands Quest Inc. (NYSE Amex:BQI) ("Oilsands Quest", “OQI” or "the Company") has filed its Form 10-Q Quarterly Report for the quarter ended July 31, 2011 with the United States Securities and Exchange Commission. The full document is available online at www.sec.gov and www.sedar.com; the Management’s Discussion and Analysis (MD&A) is presented below.

Management’s Discussion and Analysis

The following discussion addresses material changes in our results of operations and capital resources and uses for the three months ended July 31, 2011, compared to the three months ended July 31, 2010, and our financial condition and liquidity since April 30, 2011.  We presume that readers have read or have access to our 2011 Annual Report on Form 10-K/A, which includes disclosure regarding critical accounting policies and estimates as part of Management’s Discussion and Analysis of Financial Condition and Results of Operation.  Unless otherwise stated, all dollar amounts are expressed in U.S. dollars.  All future payments in Canadian dollars have been converted to U.S. dollars using an exchange rate of $1.00 U.S. = $0.9538 CDN, which was the July 31, 2011 exchange rate.

Overview

Recent Events

•	The Company is currently negotiating a Letter of Intent from a third-party interest for the sale of the Wallace Creek assets.
•
As previously announced, we have relinquished the licenses in Saskatchewan and the southernmost permits at Raven Ridge in Alberta as we did not view these areas as having the prospect for future development.  All of our activities in Saskatchewan will now be focused on the development of the Axe Lake leases.

Three Months Ended July 31, 2011

•	On May 17, 2011 we provided new resource estimates for Wallace Creek following the 2011 winter drilling program.
•	On June 27, 2011, we received an extension of our permits at Wallace Creek until March 31, 2013.
•
On July 6, 2011 we provided an update on the Strategic Alternatives Review Process and announced a $60 million rights offering to all stockholders at July 28, 2011. The rights offering was terminated on September 12, 2011.

•	We provided an operational update at the TD Unconventional Oil Conference in Calgary on July 6, 2011.
•
After analysis of available drilling and seismic data, we have concluded that the lands in the south part of Raven Ridge on Permit No. 7006080098 are not prospective and relinquished this permit in August 2011. Relinquishing this land will have no impact on the Company's current resource estimates or development plans.

Operations Summary:

Axe Lake Area – Reservoir Development Activities

We received approval from the Government of Saskatchewan to convert portions of the Axe Lake permits to 15-year leases. These leases, the first oil sands leases in Saskatchewan, are one of the key elements the Company needs in place to proceed to development of a commercial oil sands production facility.

The two leases, OSA00001 and 0SA00002, will give us the certainty of land tenure we need to underpin commercial development at Axe Lake and are governed under the terms of the Petroleum and Natural Gas Regulations, 1969 (“1969 Regulations”).  These leases expire on March 31, 2027 and may be continued beyond this date if they meet certain requirements of the 1969 Regulations.

We continued the procurement of services and materials for the planned steam-assisted-gravity drainage (“SAGD”) pilot. The proposed pilot will consist of one pair of 100 meter long horizontal wells, with the upper well placed five meters below the glacial till cap, or overburden, and is designed to make use of the existing surface facilities. The SAGD pilot will demonstrate the steam containment properties of the glacial till cap and provide information essential for the front-end engineering design for the commercial development. Further activity on the pilot project will be dependent on securing additional financing.

Development of a commercial project remains subject to financing, regulatory and other contingencies such as successful reservoir tests, board of directors’ approvals, and other risks inherent in the oil sands industry.

Exploration

After analysis of available drilling and seismic data, we have concluded that the lands in the south part of Raven Ridge on Permit No. 7006080098 are not prospective and relinquished this permit in August 2011. Relinquishing this land will have no impact on the Company's current resource estimates or development plans.

On June 27, 2011, the Company received approval from Alberta Energy to extend the Wallace Creek permits for an additional 67 days to March 31, 2013. This extension will allow for two full seasons of winter exploration programs.

Environmental and Regulatory

The Company is in discussion with the Saskatchewan Ministry of Energy and Resources ("SMER") to assess a re-abandonment issue relating to the abandonment of early exploration core holes.  We have drilled 359 exploration core holes in Saskatchewan and during a review of our development plans and well records, we determined that 229 of the early-year wells were not abandoned to a standard that meets our thermal development requirements or were not abandoned in accordance with the regulatory requirements

We have applied for waivers on 83 core holes, the majority of which are located outside the current potential commercial development area and the regulator has indicated that they are willing to consider such waivers on a case by case basis.  Our waiver applications are based on the fact that these core holes fall outside the current commercial development area and are therefore located in areas that are not expected to be economically recoverable.  We have included approximately 146 core holes in our management best estimate of the re-abandonment costs as described in our financial statements.

During the year ended April 30, 2011, we completed an 18 hole re-abandonment program.  We successfully re-abandoned 14 core holes and were only partially successful in our attempt to re-abandon the other four core holes. Those four core holes may still contain conduits which will require the Company to undertake further monitoring should a SAGD project be implemented within the vicinity of these core holes. The re-abandonment of these four core holes occurred early in the program, and we anticipate high success rates on the re-abandonments still to come.

The remaining 128 core holes are comprised of a combination of locations that are in or adjacent to the commercial development area plus a portion of the core holes for which we are seeking waivers.  Our best estimate of the undiscounted/gross costs to complete this program over the next four years is $26.8 million.

Corporate

On August 17, 2010, we announced that we had initiated a process to explore strategic alternatives for enhancing shareholder value.  The Board’s decision reflected careful consideration of our financial position and the capital required to execute the business plan.  In light of the significant incremental capital required to advance the exploration and development of the oil sands assets in Saskatchewan and Alberta, the Board determined that it was in the best interests of shareholders to engage financial advisors and formally explore all alternatives.  The process of exploring and evaluating strategic alternatives was overseen by a Special Committee chaired by Brian MacNeill, and included Ronald Blakely and Paul Ching.

The Special Committee considered all alternatives to increase shareholder value, including strategic financing opportunities, asset divestitures, joint ventures and/or a corporate sale, merger or other business combination. We retained TD Securities Inc. (“TD”) as a financial advisor to assist us with this process.

Feedback from parties in the process has illustrated that potential future partners or acquirers require a further level of development, reducing the remaining areas of uncertainty, in order to be prepared to make a substantial investment. The Company is therefore seeking funding to advance its assets toward commercial development, while remaining open to offers of joint venture opportunities, asset sales or other alternatives.

On July 18, 2011 we announced a rights offering, under which all existing shareholders were eligible to purchase, on an equal, proportional basis, additional shares of the Company. The rights offering was terminated on September 12, 2011, and all proceeds received from shareholders who had subscribed to the rights offering will be returned to them.  The Company is considering a future rights offering, the proceeds of which would be used to advance the Company’s development plan at Axe Lake. The key operational priorities are to operate the planned pilot project at Axe Lake in order to demonstrate that the Axe Lake reservoir can be produced using proven SAGD technology and conduct additional overburden testing in order to further refine the aerial extent of the glacial till that overlies the reservoir and demonstrate its extent and integrity as a cap for SAGD production.

Outlook

Assuming we have the necessary capital resources, our reservoir development and exploration activities over the next few months will be focused on preparing to execute the SAGD pilot at Axe Lake. All of these plans are subject to our receipt of the necessary financing.

The next phase of testing, subject to regulatory approvals, will be a SAGD pilot at Test Site 1.  This will include the drilling of a new SAGD well pair in close proximity to the existing wells at Test Site 1 to build on our growing knowledge of the reservoir and cap rock characteristics and test the commercial viability of SAGD at Axe Lake.  The test plan will use one 100 meter long horizontal well pair, with the upper well placed five meters below the top of the interface between the overburden and the oil sands, and will also make use of the existing surface facilities.  SAGD has been the most widely used, and therefore best understood, in situ recovery technique for the production of immobile bitumen (at initial reservoir conditions) in the McMurray/Dina formations.

The objectives of the pilot are to:

•	test the effects of steam contact on the glacial till overburden at Axe Lake and demonstrate that the cap will perform as a competent steam containment barrier in SAGD operations;
•	confirm early stage SAGD production and steam rates with a scalable well length in order to improve forecasting for a commercial project;
•	determine the optimal producing pressure for a commercial project;
•	establish gas production rates and composition and produced water composition for facility design; and
•	better understand the initial critical water saturation (minimum saturation at which water becomes mobile) in bitumen rich zones for use in forecast model.

Following the successful completion and interpretation of the initial steam test results, we may submit an application to continue the test for up to another six months in order to further evaluate injection pressures to help determine the optimal operational pressure for designing a commercial project.

Based on the drilling results at Wallace Creek and our knowledge of the regional geology, we believe there is good potential for that project area to support a commercial SAGD project. Further seismic work or delineation drilling is required to confirm this potential and retain certain portions of these permits.

The Company may offer and sell shares of common stock by way of "at-the-market" ("ATM") distributions on NYSE Amex, until January 18, 2012. Funds raised from the ATM program will be used for general corporate purposes.  In addition, the Company may conduct a new, smaller, rights offering as described above under the "Corporate" section.

The Company does not currently have sufficient capital resources to carry out the exploration and development plans described above.  There can be no assurance that a future rights offering will result in the Company raising sufficient funds to carry out the exploration and development plans described below.

Liquidity and Capital Resources

The following discussion of liquidity and capital resources should be read in conjunction with the consolidated financial statements included in Part I, Item 1. “Financial Statements”. The consolidated financial statements have been prepared assuming that we will continue as a going concern.

At July 31, 2011, the Company held cash and cash equivalents totaling $9.4 million (April 30, 2011 - $16.0 million).

During the three months ended July 31, 2011, the Company expended $4.6 million on operating activities and $1.9 million on property and equipment. Management anticipates that the Company will be able to fund its activities at a reduced level through October 2011 with its cash and cash equivalents as at July 31, 2011. Accordingly, there is substantial doubt about our ability to continue as a going concern and without additional funding, we may not be able to maintain operations beyond that date. Additional financing will also be required if our activities are changed in scope or if actual costs differ from estimates of current plans. To fund operations, the Company conducted a rights offering under which the existing shareholders were given the right to purchase additional shares in the Company based on their pro-rata share ownership. During the rights offering, the Company received a Letter of Intent from a third-party interest to purchase the Wallace Creek assets and the rights offering was terminated on September 12, 2011.  The Company is continuing to negotiate the terms of the Letter of Intent.  The Company may conduct a new, smaller, rights offering in the event that the Letter of Intent is executed. The proceeds from any agreements entered into pursuant to the Letter of Intent and any new rights offering will be used to continue with the delineation and development of the Axe Lake assets (as described more fully in the Outlook section), and for general corporate purposes. Our development strategy will also consider other sources of financing, asset sales or seeking partners on a joint venture basis on our specific projects to fund the development of such projects in a timely and responsible manner.

There can be no assurance that any agreements entered into pursuant to any Letter of Intent and any new rights offering will result in the Company raising sufficient funds to carry out its exploration and development plans. There is also no assurance that debt or equity financing or joint venture partner arrangements will be available to us on acceptable terms, if at all, to meet these requirements.  The Company has no revenues, and its operating results, profitability and the future rate of growth depend solely on management’s ability to successfully implement the business plans and on the ability to raise additional capital. See “Outlook” above.

As of January 17, 2011, the Company has entered into an equity distribution agreement (“Agreement”) with Knight Capital Americas, L.P. (“KCA”), a subsidiary of Knight Capital Group, Inc. Under the terms of the Agreement, the Company may offer and sell shares of common stock by way of “at-the-market” (ATM) distributions on NYSE Amex, up to a maximum of US$20 million until January 18, 2012, through KCA as sales agent. The shares are distributed at market prices prevailing at the time of each sale and the timing, price and number of shares sold are at our discretion.  The number of shares sold on any given day is expected to be relatively small compared to the total volume of shares traded. As of July 31, 2011, 5,537,137 shares have been distributed under this arrangement for gross proceeds of $3.1 million.  Funds raised from the ATM program are used to finance general corporate purposes. The ATM program was suspended during the Rights Offering period until September 12, 2011, and  is expected to be suspended during any future rights offering where KCA or any of its affiliates acts as the dealer manager.

Results of Operations

Net loss

Three months ended July 31, 2011 as compared to three months ended July 31, 2010.  The Company experienced a net loss of $5.8 million or $0.02 per share for the three months ended July 31, 2011 as compared to a net loss of $16.0 million or $0.05 per share for the three months ended July 31, 2010.  The decline in the net loss in the current period as compared to the prior period is primarily due to the reduction in exploration activity, a reduction in impairment of property that was recognized in 2010 on our Saskatchewan Oil Sands Licenses, a reduction in stock-based compensation expense activity and an increase in foreign exchange gain which were partially offset by an increase in depreciation and accretion.

The Company expects to continue to incur operating losses and will continue to be dependent on additional sales of equity or debt securities and/or property sales or joint ventures to fund its activities in the future.

Exploration costs

Three  months ended July 31, 2011 as compared to three  months ended July 31, 2010.  Exploration costs for the three months ended July 31, 2011 were $0.5 million (2010 - $11.7 million).    Exploration expenditures in the three months ended July 31, 2011 include $0.5 million of additional asset retirement obligations that were revised during the current period in relation to the re-abandonment of a certain number of core holes at Axe Lake. Compared to the same period in the previous year, exploration expenditures decreased due to a reduction in drilling and exploration activity during the current period.

General and administrative

Corporate

Three  months ended July 31, 2011 as compared to three months ended July 31, 2010.  General and administrative expenses settled with cash for the three months ended July 31, 2011 were $4.1 million (2010 - $3.8 million).   Expenditures in the three month period ended July 31, 2011 consist of salaries ($1.6 million), legal and other professional fees ($1.8 million) and general office costs ($0.7 million).   General and administrative expenses in the three months ended July 31, 2010 consist of salaries ($1.5 million), legal and other professional fees ($1.2 million) and general office costs ($1.1 million).  At July 31, 2011, there were 16 employees and no seasonal field employees, and at July 31, 2010, there were 46 employees including 5 seasonal field employees.    Although total personnel levels have declined, salaries increased during the current period compared to the same period last year due to severance and termination payments. The increase in professional fees during the three months ended July 31, 2011 is related to additional costs incurred as part of the formal strategic alternative process. The decrease in general office costs during the three months ended July 31, 2011 is mainly caused by downsizing activities.

Stock-based compensation

Three  months ended July 31, 2011 as compared to three months ended July 31, 2010.  Stock-based compensation expense for the three months ended July 31, 2011 was a recovery of $0.025 million (2010 - $1.0 million) and consists of stock-based compensation related to the issuance of options to directors, officers and employees.  The decrease during the three month period compared to the same period in the prior year is due to fewer options remaining to vest including options forfeited caused by a reduction in the number of employees.  A total of 0.9 million options were forfeited and 1.0 million options expired during the three months ended July 31, 2011.

Foreign exchange (gain) loss

Three months ended July 31, 2011 as compared to three months ended July 31, 2010. A foreign exchange gain of $0.1 million (2010 – loss of $0.3 million) during the three months ended July 31, 2011 resulted from holding more U.S. funds in the OQI Sask during the current period compared to the same period last year with increased volatility of the U.S. dollar against the Canadian dollar.

Depreciation and accretion

Three months ended July 31, 2011 as compared to three months ended July 31, 2010.  Depreciation and accretion expense for the three months ended July 31, 2011 was $1.3 million (2010 - $1.1 million). Depreciation expense relates to camp facilities, equipment and corporate assets which are being depreciated over their useful lives of 3 to 5 years.  Accretion expense relates to the asset retirement obligation recognized on the re-abandonment of a certain number of wells in the Axe Lake area and on the airstrip, camp site, access roads and reservoir test sites which are being brought into income over a period of 1 to 30 years.  The increase during the three month period ended July 31, 2011 compared to the same period last year is due to the additional accretion on asset retirement obligation resulting from the re-abandonment of a certain number of wells in the Axe Lake area that was identified in the year ended April 30, 2010.

Impairment

Three months ended July 31, 2011 as compared to three months ended July 31, 2010.  The impairment for the three months ended July 31, 2011 was $nil million (2010 - $2.0 million).   The impairment in 2010 was recognized on the Saskatchewan Oil Sands Licenses due to their high likelihood of relinquishment at July 31, 2010. These licenses were relinquished in August 2011.

Three months ended July 31, 2011 as compared to three months ended July 31, 2010.  Interest income for the three months ended July 31, 2011 was $0.02 million (2010 - $0.01 million).  Interest income is earned because the Company pre-funds its activities and the resulting cash on hand is invested in short-term deposits.

Deferred income tax benefit

Three months ended July 31, 2011 as compared to three months ended July 31, 2010.  The deferred income tax benefit for the three months ended July 31, 2011 was $nil million (2010 - $3.9 million).  During the three months ended July 31, 2011, no deferred income tax benefit was recognized since a full valuation allowance was taken on the taxable temporary differences associated with property and equipment capitalized on the balance sheet. At April 30, 2011, the deferred tax benefit associated with the impairment on undeveloped properties was recorded to the extent of the deferred tax liability amount on the balance sheet derived from the excess appreciated asset value over the tax basis of the Company’s net assets. Therefore, in addition to recording a full valuation allowance on all non-capital losses incurred in accordance with the Company’s accounting policy, a valuation allowance is now taken on taxable temporary differences associated with property and equipment capitalized on the balance sheet.

Previously, the Company recognized a full valuation allowance on all non-capital losses and generated deferred tax benefits by expensing all exploration costs for accounting purposes while capitalizing these costs for income tax purposes.  This resulted in a higher tax basis for the Company’s property and equipment when compared to their carrying value.

Recently Issued Accounting Standards Not Yet Adopted

There have been no recent accounting pronouncements or changes in accounting pronouncements during the three months ended July 31, 2011, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K/A, that are of significance, or potential significance to the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or further effect on its financial condition, changes in financial condition, revenues or expenses, results of operations liquidity, capital expenditures or capital resources that are material to investors.

Notice of Non-Compliance

On September 12, 2011 Oilsands Quest received notice from the staff of the NYSE Amex LLC (the “Exchange”) that, based on their review of the Company’s Form 10-K/A for the fiscal year ended April 30, 2011 and discussions and correspondence with management, the Company is not in compliance with certain of the Exchange’s continued listing standards as set forth in Part 10 of the Exchange’s Company Guide.  Specifically, the Exchange noted that the Company is not in compliance with Section 1003(a)(iv) of the Company Guide because the Company has sustained losses which are so substantial in relation to the Company’s overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain listing of the Company’s common stock on the Exchange, the Company must submit a plan by October 12, 2011, addressing how the Company intends to regain compliance with Section 1003(a)(iv) by January 12, 2011.  The Company expects to submit such a plan by the October 12, 2011 deadline.  If the Exchange accepts the plan, then the Company may be able to continue its listing during the plan period, up to January 12, 2012, during which time the Company will be subject to periodic reviews to determine whether it is making progress consistent with the plan.  If the plan is accepted but the Exchange determines that the Company is not making progress consistent with the plan or that the Company is not in compliance with all continued listing standards of the Company Guide by January 12, 2012, then the Company expects the Exchange will initiate delisting proceedings.  If the Company fails to submit a plan by October 12, 2011, or if the plan submitted is not acceptable to the Exchange, the Company expects the Exchange will initiate delisting proceedings at that time.

The Company’s common stock continues to trade on the Exchange under the symbol “BQI,” however, the Exchange has advised the Company that the Exchange is utilizing the financial status indicator fields in the Consolidated Tape Association’s Consolidated Tape System and Consolidated Quote Systems High Speed Tapes to identify companies that are in noncompliance with the Exchange’s continued listing standards. Accordingly, the Company will become subject to the trading symbol extension “.BC” to denote its noncompliance.

Cautionary statement about forward-looking statements

This news release includes certain statements that may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this press release that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements include discussion of such matters as:

•           the Company’s plans to raise additional capital;
•           implementation of the Company’s business plan;
•           the amount and nature of development and exploration expenditures;
•           the timing of exploration and development activities;
•           potential reservoir recovery optimization processes;
•           business strategies and development of our business plan and drilling programs; and
•           the Company’s ability to maintain sufficient cash to accomplish its business objectives.

Forward-looking statements are statements other than relating to historical fact and are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “prospective” and other similar words or statements that certain events or conditions “may” “will” or “could” occur. Forward-looking statements such as references to Oilsands Quest’s drilling program, geophysical programs, reservoir field testing and analysis program, preliminary engineering and economic assessment program for a first commercial project, and the timing of such programs are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to the ability to raise additional capital, risks associated with the Company’s ability to implement its business plan, risks inherent in the oil sands industry, regulatory and economic risks, land tenure risks, lack of infrastructure in the region in which the company’s resources are located, risks associated with the Company’s ability to implement its business plan and those factors listed under the caption “Risk Factors” in the Company’s 10K/A filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2011 and the prospectus supplement filed with the SEC on July 20, 2011. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

About Oilsands Quest

Oilsands Quest Inc. (www.oilsandsquest.com) is exploring and developing oil sands permits and licences, located in Saskatchewan and Alberta, and developing Saskatchewan's first commercial oil sands discovery.  It is leading the establishment of the province of Saskatchewan's emerging oil sands industry.

For more information:
Investor Relations
Email: ir@oilsandsquest.com
Investor Line: 1-877-718-8941